UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
                                        Bicycle Therapeutics Limited
(Name of Issuer)
                                        Ordinary Shares
(Title of Class of Securities)
                                        088786108 **
(CUSIP Number)
Catherine Cheung
Tybourne Capital Management (HK) Limited
30/F, AIA Central
1 Connaught Road Central
Hong Kong, K3
Tel. No.: 852-3983-6800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
                                        March 8, 2022
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Cusip number relates to the American Depositary Shares representing Ordinary Shares. References herein to “Ordinary Shares” include Ordinary Shares underlying American Depositary Shares.

1	Names of Reporting Persons. Tybourne Capital Management (HK) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,408,259
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,408,259

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,259
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.8%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Tybourne Capital Management Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,408,259
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,408,259

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,259
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.8%
14	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. Tybourne Kesari Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): Cayman Islands
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,408,259
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,408,259

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,259
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.8%
14	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. Viswanathan Krishnan
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,408,259
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,408,259

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,259
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.8%
14	Type of Reporting Person (See Instructions) HC, IN

1	Names of Reporting Persons. Aquila Investments IV
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 916,222
9 Sole Dispositive Power 0
10 Shared Dispositive Power 916,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 916,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.1%
14	Type of Reporting Person (See Instructions) OO

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (the “Amendment”) relates to Ordinary Shares (“Ordinary Shares”) of Bicycle Therapeutics Limited, a limited company organized under the laws od England and Wales (the “Issuer” or the “Company”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on June 3, 2019 and amended on July 20, 2020 and November 12, 2020 (as so amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.
This Amendment is being filed to amend and supplement Item 5 of the Schedule 13D as set forth below.

Item 5. Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages.

(c)  The following table sets forth all transactions in the Issuer’s Ordinary Shares effected by the Reporting Persons during the sixty day period prior to the filing of this Schedule 13D. All such transactions were made for the account of Aquila Investments IV.

Transaction	Date	No. of Shares	Price/Share
Open Market Sale	10-Jan-22	9,527	$51.27
Open Market Sale	11-Jan-22	3,830	$52.27
Open Market Sale	7-Mar-22	14,901	$42.44
Open Market Sale	8-Mar-22	143,400	$43.32
Open Market Sale	9-Mar-22	50,000	$47.13
Open Market Sale	9-Mar-22	255,242	$47.35
Open Market Sale	10-Mar-22	21,158	$46.987
Open Market Sale	10-Mar-22	53,644	$41.137

The percentages reported herein are based on a statement in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 that there were 29,598,616 shares of the Issuer's Ordinary Shares outstanding as of February 24, 2022.

(d)  Not applicable.

(e)  Aquila Investments IV and the other Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Ordinary Shares on March 8, 2022 and March 10, 2022, respectively, and will cease to be a Reporting Person upon the filing of this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 14, 2022

TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED
By: /s/ Catherine Cheung
Catherine Cheung, Chief Operating Officer

TYBOURNE CAPITAL MANAGEMENT LIMITED
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

TYBOURNE KESARI LIMITED
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

/s/ Viswanathan Krishnan

AQUILA INVESTMENTS IV
By: Tybourne Kesari Limited, Director
By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal